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                                                   hours per response.......14.5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)

                       PEDIATRIC SERVICES OF AMERICA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    705323103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:
                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                            Telephone: (650) 833-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

SEC 1746(3-06)

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    301,974 Common shares (4.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           301,974
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 301,974; for all reporting persons as a group, 1,453,444 shares (19.3%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    310,426 common shares (4.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           310,426
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 310,426; for all reporting persons as a group, 1,453,444 shares (19.3%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    841,044 common shares (11.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           841,044
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 841,044; for all reporting persons as a group, 1,453,444 shares (19.3%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,453,444 shares (19.3%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,453,444 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 1,453,444; for all reporting persons as a group, 1,453,444 shares (19.3%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 705323103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        310,426 common shares (4.1%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    310,426 common shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 310,426; for all reporting persons as a group, 1,453,444 shares (19.3%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 705323103
--------------------------------------------------------------------------------

      This Amendment No. 23 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4. Purpose of Transaction

      On April 25, 2007, Pediatric Services of America, Inc ("PSAI") publicly announced that it had entered into a merger agreement (the "Merger Agreement") with Portfolio Logic, LLC ("Portfolio Logic"), a 14.9% shareholder of PSAI, which provides for a merger (the "Merger") in which the entire equity interest in PSAI will be acquired by Portfolio Logic at a cash price of $16.25 per share (the "Merger Consideration").

      In connection with the execution of the Merger Agreement, PSAI and the Reporting Persons have entered into a First Amendment to Standstill Agreement dated April 29, 2007 (the "Standstill Amendment"), which amends the Standstill Agreement dated as of February 18, 2005 among PSAI, certain of the Reporting Persons and certain affiliated entities, a copy of which has been filed by the Company as Exhibit 10 to its Current Report on Form 8-K dated February 22, 2005 and is incorporated by reference into this Item. The Standstill Amendment is filed as Exhibit 2 to this Amendment and the Second Amendment to PSAI's Rights Agreement dated as of April 25, 2007 (the "Rights Plan Amendment"), which forms Annex I to the First Amendment, is filed as Exhibit 3 to this Amendment. Both Exhibits 2 and 3 to this Amendment are incorporated by reference in response to this Item and the description in this Item of those Exhibits is qualified in its entirety by the full texts thereof. The Rights Plan Amendment further amended the Rights Agreement dated September 22, 1998 by and between Mellon Shareholder Services LLC and PSAI (incorporated by reference into this Item from Exhibit 2.1 to PSAI's Current Report on Form 8-K dated September 22, 1998), as amended by the First Amendment to the Rights Agreement dated December 21, 2000 (incorporated by reference into this Item from Exhibit 2.4 to PSAI's Quarterly Report on Form 10-Q dated February 2, 2001).

      Under the Standstill Amendment and the Rights Plan Amendment, the Reporting Persons are permitted to engage in discussions and negotiations with the other "Exempted Persons" (as defined in the Rights Plan Amendment and used in this Amendment with the same meaning) regarding the possible participation of the Reporting Persons in the Merger (through equity investment or contribution of Shares, as well as a possible agreement to vote their Shares in favor of the adoption of the Merger Agreement and possible participation in the governance of PSAI following the Merger), as well as to reach, and if reached effectuate, agreements, arrangements and understandings with the other Exempted Persons regarding such possible participation. These and related activities permitted by the Standstill Amendment and the Rights Plan Amendment in connection with the Merger are referred to therein and in this Amendment as "Exempted Transactions."

      The Reporting Persons entered into the Standstill Amendment to facilitate their possible participation in Exempted Transactions and preliminary discussions with Portfolio Logic, as permitted thereby, have not yet begun but are expected to begin shortly. The outcome of such discussions is not known at this time and there is no assurance that the Reporting Persons will engage in any other Exempted Transactions. To the extent to which they do not, and the Merger is consummated, they will be entitled to receive for their Shares the same Merger Consideration as all other holders of Shares that do not participate in the Merger.

      By reporting the information contained in this Amendment, the Reporting Persons do not intend to solicit, nor are they soliciting, proxies or consents from, nor seeking or requesting any other action by, any of the other stockholders of PSAI with respect to the Merger.

      The previous statements as to the views of the Reporting Persons regarding their investment in PSAI represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any

CUSIP No. 705323103
--------------------------------------------------------------------------------

other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting PSAI and/or extrinsic factors such as developments in PSAI's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, without further amending the Schedule 13D except as required by applicable rules.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer

      Exhibits 1, 2 and 3 to this Amendment are hereby incorporated by reference in response to this Item.

      Also see Item 4 of this Amendment.

Item 7. Material to be filed as Exhibits

      Exhibit 1: Joint Filing Agreement among the Reporting Persons dated July 24, 2006 pursuant to which all of the filing persons have authorized the filing of this Amendment as a group.

      Exhibit 2: First Amendment to Standstill Agreement dated April 29, 2007.

      Exhibit 3: Second Amendment to the Rights Agreement dated as of April 25, 2007 (incorporated by reference from Annex I to Exhibit 2).

CUSIP No. 705323103
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                D3 Family Fund, L.P. and D3 Bulldog Fund, L.P.

                                By:   Nierenberg Investment Management
                                      Company, Inc.

                                Its:  General Partner

April 30, 2007                  By:   /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President


                                DIII Offshore Fund L.P.

                                By:   Nierenberg Investment Management
                                      Offshore, Inc.

                                Its:  General Partner

April 30, 2007                  By:   /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President

                                Nierenberg Investment Management Company, Inc.

April 30, 2007                  By:   /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President

                                Nierenberg Investment Management Offshore, Inc.

April 30, 2007                  By:   /s/ David Nierenberg
                                      --------------------
                                      David Nierenberg, President

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

      WHEREAS, the undersigned (collectively, the "Reporting Persons") from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and

      WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;

      NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

      1. Each of the Reporting Persons is individually eligible to make joint filings.

      2. Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.

      3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.

      4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.

      5. This Joint Filing Agreement amends, restates and supersedes the Joint Filing Agreement dated July 5, 2006 by and among the undersigned, D3 Children's Fund, L.P. and D3 Family Retirement Fund, L.P.


                                      1-1

      5. The undersigned agree that each joint filing made on or after the date hereof will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.

                                      D3 Family Fund, L.P., D3 Bulldog Fund,
                                      L.P.

                                      By: Nierenberg Investment Management
                                              Company, Inc.

                                      Its:  General Partner

July 24, 2006                         By:   /s/ David Nierenberg
                                            --------------------
                                            David Nierenberg, President


                                      DIII Offshore Fund L.P.

                                      By:   Nierenberg Investment Management
                                            Offshore, Inc.

                                      Its:  General Partner

July 24, 2006                         By:   /s/ David Nierenberg
                                            --------------------
                                            David Nierenberg, President

                                      Nierenberg Investment Management
                                      Company, Inc.

July 24, 2006                         By:   /s/ David Nierenberg
                                            --------------------
                                            David Nierenberg, President

                                      Nierenberg Investment Management
                                      Offshore, Inc.

July 24, 2006                         By:   /s/ David Nierenberg
                                            --------------------
                                            David Nierenberg, President


                                      1-2

                                                                       EXHIBIT 2
                                                                  EXECUTION COPY

                     FIRST AMENDMENT TO STANDSTILL AGREEMENT

      THIS FIRST AMENDMENT TO STANDSTILL AGREEMENT (this "Amendment") is entered into this 29th day of April, 2007, by and among Pediatric Services of America, Inc., a Delaware corporation (the "Company"), and David Nierenberg, The D3 Family Fund, L.P., a Washington State limited partnership, The DIII Offshore Fund, L.P., a Bahamas limited partnership, The D3 Family Bulldog Fund, L.P., a Washington State limited partnership, Nierenberg Investment Management Company, a Washington State corporation, and Nierenberg Investment Management Offshore, Inc., a Bahamas corporation (collectively, the "D3 Parties").

      WHEREAS, the D3 Parties are, in the aggregate, the beneficial owners of 1,453,444 shares of the Common Stock of the Company;

      WHEREAS, as a condition of the Company's Board of Directors deeming certain of the D3 Parties (and certain affiliated entities) a "Special Acquiring Person" for purposes of the Company's Rights Agreement dated as of September 22, 1998 between the Company and ChaseMellon Shareholder Services, LLC n/k/a Mellon Investor Services LLC, as amended December 21, 2000 (the "Rights Agreement"), certain of the parties (and such affiliated entities) entered into a Standstill Agreement dated as of February 18, 2005 (the "Agreement");

      WHEREAS, the Board of Directors of the Company, on April 25, 2007, resolved that the Agreement and Plan of Merger, dated as of April 25, 2007, among Portfolio Logic LLC, Pointer Acquisition Co., Inc. and the Company (the "Merger Agreement"), and the Merger (as defined in the Merger Agreement), are fair to and in the best interests of the Company and its stockholders;

      WHEREAS, in connection with the Company's execution and delivery of the Merger Agreement, the Company has amended (the "Rights Plan Amendment") the Rights Agreement in order to render it inapplicable to any "Exempted Transaction" (as defined in the Rights Plan Amendment); and

      WHEREAS, in connection therewith, the Company also desires to enter into this Agreement to permit the D3 Parties to engage, should they so wish, in any or all of the Exempted Transactions.

      NOW, THEREFORE, for and in consideration of the premises, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

      1. Waiver with Respect to Exempted Transactions. The parties hereby acknowledge and agree that the provisions of Sections 1 and 2 of the Agreement are hereby waived to the extent that the same would otherwise be applicable to any of the Exempted Transactions on the part of any of the D3 Parties.

      2. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by, and interpreted, in accordance with the laws of the State of Delaware, U.S.A., without giving effect to any conflicts of law principles.


                                      2-1

      3. Entire Agreement; Amendment; Waiver. This Amendment, taken together with the Agreement and the Rights Plan Amendment (a true and complete copy of which, executed by the parties thereto, is attached to this Amendment as Annex I and incorporated by reference herein), represents the sole understanding of the parties with respect to the subject matter contained herein, superseding all previous written or oral communications, representations, understandings, arrangements or agreements. Except as expressly amended hereby, the Agreement shall continue unamended and in full force and effect in accordance with its terms. No amendment or modification of this Agreement or waiver of the terms and conditions herein shall be binding unless approved in writing by the Company. Any waiver of any provision shall serve as a waiver only as to the particular provision waived on the occasion for which it is waived and shall not serve as a continuing waiver of such provision.

      4. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

                        (signatures appear on next page)


                                      2-2

      IN WITNESS WHEREOF, the parties have signed this Amendment as of the date first above written.

WITNESS:                         Pediatric Services of America, Inc.

By: /s/ Monique Gonzalez         By: /s/ Daniel J. Kohl
    ------------------------         --------------------------------------
Name: Monique Gonzalez           Daniel J. Kohl
      ----------------------
                                 President and Chief Executive Officer
                                 Pediatric Services of America, Inc.
                                 310 Technology Parkway
                                 Norcross, Georgia 30092-2929
                                 Email address:  dkohl@psakids.com
                                 Facsimile:  (770) 248-8192

WITNESS:                         The D3 Family Fund, L.P.

By: /s/ Henry E. Hooper          By: /s/ David Nierenberg
    ------------------------         ---------------------
Name: Henry E. Hooper            David Nierenberg, President
      ----------------------
                                 Nierenberg Investment Management
                                 Company, Inc.
                                 General Partner of The D3 Family Fund, L.P.
                                 19605 NE 8th Street
                                 Camas, Washington 98607

WITNESS:                         The DIII Offshore Fund, L.P.

By: /s/ Henry E. Hooper          By: /s/ David Nierenberg
    ------------------------         ---------------------
Name: Henry E. Hooper            David Nierenberg
      ----------------------
                                 David Nierenberg, President
                                 Nierenberg Investment Management
                                 Offshore Company
                                 General Partner of The D3 Offshore Fund, L.P.
                                 c/o Nierenberg Investment Management
                                 Company, Inc.
                                 19605 NE 8th Street
                                 Camas, Washington 98607

WITNESS:                         The D3 Family Bulldog Fund, L.P.

By: /s/ Henry E. Hooper          By: /s/ David Nierenberg
    ------------------------         ---------------------
Name: Henry E. Hooper            David Nierenberg
      ----------------------
                                 David Nierenberg, President
                                 Nierenberg Investment Management
                                 Company, Inc.
                                 General Partner of The D3 Family
                                 Bulldog Fund, L.P.
                                 19605 NE 8th Street
                                 Camas, Washington 98607


                                      2-3

WITNESS:                         Nierenberg Investment Management Company, Inc.

By: /s/ Henry E. Hooper          By: /s/ David Nierenberg
    ------------------------        ---------------------
Name: Henry E. Hooper            David Nierenberg
      ----------------------
                                 President
                                 19605 NE 8th Street
                                 Camas, Washington 98607
                                 Email address:  david@d3familyfund.com
                                 Facsimile:   (360) 604-1811

WITNESS:                         Nierenberg Investment Management Offshore, Inc.

By: /s/ Henry E. Hooper          By: /s/ David Nierenberg
    ------------------------         ---------------------
Name: Henry E. Hooper            David Nierenberg
      ----------------------
                                 President
                                 19605 NE 8th Street
                                 Camas, Washington 98607
                                 Email address:  david@d3familyfund.com
                                 Facsimile:   (360) 604-1811

WITNESS:                         David Nierenberg

By: /s/ Henry E. Hooper          By: /s/ David Nierenberg
    ------------------------         ---------------------
Name: Henry E. Hooper            David Nierenberg, Individually
      ----------------------


                                      2-4

                                     ANNEX I

                              RIGHTS PLAN AMENDMENT


                                      2-5

                    SECOND AMENDMENT TO THE RIGHTS AGREEMENT

      THIS SECOND AMENDMENT TO THE RIGHTS AGREEMENT (this "Amendment") is made and entered into as of the 25th day of April, 2007, between Pediatric Services of America, Inc., a Delaware corporation (the "Company"), and Mellon Investor Services LLC (formerly ChaseMellon Shareholder Services, LLC), a New Jersey limited liability company, as Rights Agent (the "Rights Agent"). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Rights Agreement (as defined below).

      WHEREAS, the Company and the Rights Agent entered into the Rights Agreement, dated as of September 22, 1998, as amended (the "Rights Agreement"), setting forth the terms of the Rights (as defined therein);

      WHEREAS, the Company and the Rights Agent may, from time to time, supplement or amend the Rights Agreement pursuant to the provisions of Section 27 of the Rights Agreement;

      WHEREAS, the Board of Directors of the Company (the "Board of Directors"), on April 25, 2007, resolved that the Agreement and Plan of Merger, dated as of April 25, 2007, among Portfolio Logic LLC, Pointer Acquisition Co., Inc. and the Company (the "Merger Agreement"), and the Merger (as defined in the Merger Agreement), are fair to and in the best interests of the Company and its stockholders;

      WHEREAS, in connection with the execution and delivery of the Merger Agreement, the Company also desires to provide for the potential participation in the transactions contemplated by the Merger Agreement by the "D3 Parties" (as defined below);

      WHEREAS, in connection with the above, the Company desires to amend the Rights Agreement;

      NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Rights Agent hereby agree as follows:

      SECTION 1. Amendment to Rights Agreement. The Rights Agreement is hereby amended as follows:

      (a) The definition of "Acquiring Person" in Section 1(a) of the Rights Agreement is amended by inserting the following text at the end of such definition:

            "Notwithstanding anything in this Section 1(a) to the contrary, none of

                  (i) Portfolio Logic LLC, a Delaware limited  liability company
            ("Parent"), Pointer Acquisition Co., Inc., a Delaware corporation ("Merger Sub"), or any of their Affiliates, Associates or stockholders, or the general partners, limited partners or members of such stockholders, or


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

                  (ii) David Nierenberg,  The D3 Family Fund, L.P., a Washington
            State limited partnership, The DIII Offshore Fund, L.P., a Bahamas limited partnership, The D3 Family Bulldog Fund, L.P., a Washington State limited partnership, Nierenberg Investment Management Company, a Washington State corporation, Nierenberg Investment Management Offshore, Inc., a Bahamas corporation, and the shareholders, general partners, directors and officers of any of the foregoing (collectively, the "D3 Parties," and, together with the Persons enumerated in clause (i) above, the "Exempted Persons")

            either individually, collectively or in any combination, shall be or be deemed to be an "Acquiring Person" by virtue of or as a result of
            (A) any agreements, arrangements or understandings (whether or not in writing and including, but not limited to, agreements, arrangements or understandings with respect to acquiring, voting, holding or disposing of shares of Common Stock) among all or any of the Exempted Persons in connection with the Merger Agreement or the Merger, (B) the execution and delivery of the Merger Agreement or
            (C) the conversion of Company Common Stock into the right to receive the Merger Consideration pursuant to the Merger Agreement or the consummation of the Merger (the transactions described in clauses
            (A), (B) and (C), as well as those referred to in the next paragraph, being the "Exempted Transactions").

      Without limiting the generality of the preceding paragraph, none of the following activities by any one or more of the D3 Parties shall affect or impair the status of the D3 Parties as a Special Acquiring Person under the definition of "Acquiring Person" in this Section 1(a) and all of such activities shall constitute Exempted Transactions: (i) discussing and negotiating with any other Exempted Person, including its Affiliates, Associates, general partners, limited partners, members, advisors or potential financing sources, the possible participation (through equity investment or contribution of shares of Common Stock, as well as a possible agreement to vote their shares of Common Stock in favor of adoption of the Merger Agreement and possible participation in the governance of the Company following the Merger) of any of the D3 Parties in the Merger; (ii) reaching any agreement, arrangement or understanding (whether or not in writing and including, but not limited to, agreements, arrangements or understandings with respect to acquiring, voting, holding or disposing of shares of Common Stock) with any other Exempted Person regarding such possible participation; (iii) if any such agreement, arrangement or understanding is reached, effectuating the same; and (iv) making any public announcement or filing with the Securities and Exchange Commission (the "SEC") with respect to any Exempted Transaction."

      (b) Section 1 of the Rights Agreement is amended by inserting the following subsections at the end of such Section 1:


                                      2-7

                  "(ff)  "Merger" shall have the meaning set forth in the Merger
            Agreement.

                  "(gg) "Merger  Agreement" shall mean the Agreement and Plan of
            Merger, dated as of April 25, 2007 by and among Parent, Merger Sub and the Company.

                  "(hh) "Merger  Consideration" shall have the meaning set forth in the Merger Agreement."

      (c) The definition of "Expiration Date" in Section 1(o) of the Rights Agreement is amended and restated to read as follows:

            "(o) "Expiration Date" shall mean the earliest of (i) the time at which the Rights are redeemed as provided in Section 23 hereof, (ii) the "Final Expiration Date" (as hereinafter defined in this section), or (iii) immediately prior to the Effective Time (as defined in the Merger Agreement), but only if the Effective Time shall occur." The Company shall promptly provide the Rights Agent with written notice with the Effective Time but any delay or failure in the giving of such notice shall not affect the occurrence of the Expiration Date. The Rights Agent shall be deemed to have no knowledge of the Effective Time until such notice is received.

      (d) The definition of "Stock Acquisition Date" in Section 1(z) of the Rights Agreement is amended by inserting the following sentence at the end of such definition:

            "Notwithstanding anything in this Section 1(z) to the contrary, a "Stock Acquisition Date" shall not be deemed to have occurred solely by virtue of or as a result of any Exempted Transaction or the public announcement thereof (including in an SEC filing)."

      (e) The definition of "Triggering Event" in Section 1(ee) of the Rights Agreement is amended by inserting the following sentence at the end of such definition:

      "Notwithstanding anything in this Section 1(ee) to the contrary, a "Triggering Event" shall not be deemed to have occurred solely by virtue of or as a result of any Exempted Transaction or the public announcement thereof (including in an SEC filing)."

      (f) Section 3(a) of the Rights Agreement is amended by inserting the following sentence at the end of such Section 3(a):

            "Notwithstanding anything in this Agreement to the contrary, a "Distribution Date" shall not be deemed to have occurred solely by virtue of or as a result of any Exempted Transaction or the public announcement thereof (including in an SEC filing)."

      (g) Section 25(b) of the Rights Agreement is amended by inserting the following sentence at the end of such Section 25(b):


                                      2-8

            "Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to give any such notice in connection with any Exempted Transactions."

      SECTION 2. Full Force and Effect. As herein modified, the Rights Agreement shall remain in full force and effect and is hereby ratified and confirmed. In executing and delivering this Amendment, the Rights Agent shall be entitled to all of the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

      SECTION 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be as effective as delivery of a manually executed counterpart of this Amendment.

      SECTION 4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and to be performed entirely within such State.


                                      2-9

      IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to the Rights Agreement to be duly executed as of the date first written above.

                                PEDIATRIC SERVICES OF AMERICA, INC.

                                By:     /s/ Daniel J. Kohl
                                        ----------------------------------------
                                Name:   Daniel J. Kohl
                                Title:  President and Chief Executive Officer

                                MELLON INVESTOR SERVICES LLC

                                By:     /s/ JudyHsu
                                        ----------------------------------------
                                Name:   Judy Hsu
                                Title:  Client Relationship Executive


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